UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AKEBIA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00972D105

(CUSIP Number)

Dr. Oliver P. Kronenberg

Group General Counsel

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00972D105

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vifor (International) Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,571,429 (See Note 1)
	9	Sole dispositive voting power 0
	10	Shared dispositive power 3,571,429 (See Note 1)
11	Aggregate amount beneficially owned by each reporting person 3,571,429 (See Note 1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 7.6% (See Note 1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 00972D105

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vifor Pharma Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,571,429 (See Note 1)
	9	Sole dispositive voting power 0
	10	Shared dispositive power 3,571,429 (See Note 1)
11	Aggregate amount beneficially owned by each reporting person 3,571,429 (See Note 1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 7.6% (See Note 1)
14	Type of reporting person* CO

Note 1: Calculated based on 47,151,429 shares of Common Stock outstanding. Beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No. 00972D105

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 22, 2017 (the “Original Schedule 13D”) by Vifor (International) Ltd. and Vifor Pharma Ltd. Capitalized terms not defined in this Amendment have the respective meanings ascribed to such terms in the Original Schedule 13D. This Amendment incorporates by reference the License Agreement and Investment Agreement, which have been filed by Akebia Therapeutics, Inc. (the “Company”).

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	License Agreement, between Vifor (International) Ltd. and Akebia Therapeutics, Inc., dated May 12, 2017*

Exhibit 99.2	Investment Agreement, between Vifor (International) Ltd. and Akebia Therapeutics, Inc., dated May 12, 2017**

*	Incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2017 (File No. 001-36352)
**	Incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2017 (File No. 001-36352)

SCHEDULE 13D

CUSIP No. 00972D105

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2017

Name: VIFOR (INTERNATIONAL) LTD.

By:	/s/ Alex Sigalas
Alex Sigalas

By:	/s/ Andreas Hirner
Andreas Hirner

Name: VIFOR PHARMA LTD.

By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde

By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg